Exhibit 99.B(j)1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the references to our firm in the Post-Effective Amendment to the Registration Statement on Form N-1A of American National Investment Accounts, Inc. and to the use of our report dated January 27, 2006 on the financial statements and financial highlights of American National Growth Portfolio, American National Equity Income Portfolio, American National Balanced Portfolio, American National Money Market Portfolio, American National Government Bond Portfolio, American National Small-Cap/Mid-Cap Portfolio, American National High Yield Bond Portfolio and American National International Stock Portfolio, each a series of shares of American National Investment Accounts, Inc. Such financial statements and financial highlights appear in the 2005 Annual Report to Shareholders which is included in the Statement of Additional Information.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania

April 26, 2006